EXHIBIT 10.24

SEPARATION, WAIVER AND RELEASE AGREEMENT

THIS SEPARATION, WAIVER AND RELEASE AGREEMENT (“Agreement”) is made by and between Robert J. Hutchinson (“Employee”) and Commercial Federal Corporation, a Nebraska Corporation (“CFC”), effective on the date described in Subsection 4(B) of this Agreement.

As used in this Agreement, the “Employer” includes CFC, as well as Commercial Federal Bank, A Federal Savings Bank (“CFB”), and each and every other corporation, organization or legal entity that directly or indirectly is or was a parent, subsidiary, partner, joint venturer, or other entity affiliated with CFC and/or CFB by common or interrelated ownership or otherwise, or which is or was a predecessor, successor or assign of CFC and/or CFB.

RECITALS:

This Agreement is made with reference to the following facts and objectives:

(a)	Employee was employed by the Employer prior to April 23, 2004 as President and Chief Operating Officer of CFC and of CFB;

(b)	Employee separated or is separating from employment by the Employer effective at 2:00 p.m. local time on April 23, 2004 (“Separation Date”); and

(c)	The parties are entering into this Agreement in order to settle any and all existing and potential disputes that they have or may have with one another with respect to Employee’s employment and separation from employment and to release the Employer completely from any and all claims arising therefrom.

NOW, THEREFORE, in order to carry out the intent of the parties as set forth in the foregoing recitals, and in consideration of the provisions and mutual promises and covenants contained in this Agreement, the parties agree as follows:

1. SEPARATION. If Employee has not previously done so, then effective at 2:00 p.m. local time on April 23, 2004: (A) Employee hereby resigns from employment by the Employer; (2) Employee hereby further resigns from the Board of Directors of Commercial Federal Corporation, the Board of Directors of Commercial Federal Bank, and from every other corporate director and corporate officer position that Employee holds or ever held with Commercial Federal Corporation, Commercial Federal Bank and any of their affiliated entities; and (3) Employee withdraws his candidacy and declares that Employee does not wish to stand for re-election to the Board of Directors of Commercial Federal Corporation at the annual meeting of the Corporation in May 2004.

2.	SEPARATION AMOUNT, CONDITIONS OF PAYMENT, AND SEPARATION BENEFITS.

(A)	Separation Amount. Except as otherwise provided in this Subsection 2(A) or in any other provision of this Agreement:

(1)	CFB will pay a Separation Amount to Employee by continuing to pay to Employee – through June 30, 2005 – Employee’s base salary at Employee’s base salary rate as in effect on April 1, 2004.

(2)	Subject to the terms of this Agreement, the Separation Amount will be paid in approximately equal semi-monthly installment payments, less applicable federal and state tax withholdings and less any amounts withheld pursuant to any other provision of this Agreement or authorized by Employee to be withheld.

(3)	One installment payment of the Separation Amount will be made on each of CFB’s regular paydays (the fifteenth and last days of the month). The first such installment payment will be due on May 14, 2004 and the last such installment payment will be due on June 30, 2005, provided, however, that no installment payment or payments will be made before CFB’s first regular pay day that is at least five (5) working days after the effective date of this Agreement as specified in Section 4(B); and provided further, that none of the Separation Amount will be paid to Employee if, before the first semi-monthly installment payment has been made by CFB, Employee accepts any position of employment or re-employment that may be offered to Employee by the Employer; and provided further, that if one or more semi-monthly installment payments have been made to Employee, no further portion of the Separation Amount will be paid to Employee after Employee accepts any position of employment or re-employment that may be offered to Employee by the Employer.

(B)	Separation Benefits.

(1)	If Employee is eligible to do so and elects to continue health and/or dental coverage under the Employer’s health and/or dental plan pursuant to Subsection 3(A) of this Agreement, the Employer will contribute to the cost of such continuation coverage on the same basis that the Employer contributes to the cost of such coverage for active employees of the Employer; provided, however, Employer shall not so contribute to the cost of such continuation coverage(s) after the earlier of June 30, 2005 or the date that Employee (or his dependents, as may be applicable) ceases to be eligible for continuation coverage under the health care continuation provisions of federal law, 29 U.S.C. §§ 1161-1169 (“COBRA”) or the date that Employer, pursuant to any provision of this Agreement, ceases making further payments to Employee of the Separation Amount described in Subsection 2(A). Employee’s required contribution to the cost of continuation coverage during the period in which Employer is making payments of the Separation Amount to Employee will be made by withholdings that CFB will make from the Separation Amount payments. Employee shall be responsible for paying the full cost of any continuation coverage after such period.

(2)	CFB will provide Employee with outplacement services in accordance with CFB’s usual executive outplacement package, the cost of which shall not exceed $12,000.00 unless otherwise approved by CFB.

(C)	Commencement of Separation Payments and Benefits. Employee understands that the payment(s) of the Separation Amount and the provision of Separation Benefits under this Agreement will not begin until at least five (5) working days after the effective date of this Agreement as described in Subsection 4(B).

(D)	Termination of Separation Pay and Benefits. Employee understands that if Employee is employed or re-employed by the Employer, then no further payment(s) of the Separation Amount and no further provision of the Separation Benefits will be paid or provided to Employee under this Agreement after the date that Employee accepts such employment or re-employment.

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(E)	Conditions. Employee understands that the payment of a Separation Amount to Employee and the provision of Separation Benefits to Employee under this Agreement are expressly conditioned and contingent on:

(1)	Employee’s returning to the Employer all of the Employer’s property in Employee’s possession or control [including but not limited to all tangible “confidential or proprietary information or data” as defined in Subsection 7(B), and all other property described in Subsection 3(E)];

(2)	Employee’s proper completion and submission to the Employer of any and all of Employee’s expense reimbursement requests;

(3)	Employee’s repayment of all amounts due and owing to the Employer (such as personal expenses, bills, advances and credit card balances as of the Separation Date); and

(4)	Employee’s performance and observance of all of the provisions of this Agreement in accordance with their terms.

Employee acknowledges that the payment of a Separation Amount and provision of Separation Benefits to Employee under this Section 2 is in addition to anything that Employee is already entitled to pursuant to Employee’s employment with the Employer. Employee understands that the Separation Benefits being offered to Employee under this Section 2 are being offered subject to all applicable laws, rules and regulations, as well as all terms and conditions of any governing plan documents, as amended from time to time, that are applicable to any or all of the Separation Benefits, including but not limited to laws, rules, regulations, terms and conditions relating to availability, eligibility, participation, administration, cost, and the payment, timing and amount of benefits.

It is understood and agreed that the payment of a Separation Amount and the provision of Separation Benefits under this Agreement constitute a voluntary, ad hoc severance arrangement, and that same shall neither create nor be evidence of any severance pay plan or employee welfare benefit plan. No employee or former employee of CFC, CFB or their affiliated entities, other than Employee, shall have any rights or claims under the above-described voluntary, ad hoc arrangement.

3.	OTHER BENEFITS.

(A)	If Employee had insurance coverage under the Employer’s health and/or dental insurance plan(s) on the Separation Date, Employee may elect to continue such health and/or dental insurance coverage(s) for Employee and Employee’s eligible dependents pursuant to and subject to the health care continuation provisions of federal law, 29 U.S.C. §§ 1161-1169 (“COBRA”). If Employee had insurance coverage under the Employer’s health and/or dental insurance plan(s) on the Separation Date, the Employer will mail or has mailed to Employee appropriate information and forms regarding election of continuation insurance coverage under COBRA. If Employee elects to continue such coverage(s), Employee shall, except as provided in Subsection 2(B) of this Agreement, be responsible during the applicable continuation period allowed by “COBRA” — normally eighteen (18) months — for paying 100% of the cost of such coverage(s). If Employee elects to continue such coverage(s), Employee shall also pay an administrative fee of two percent (2%) of the cost of such coverage(s) during the applicable continuation period. If Employee (or any of Employee’s dependents) at any pertinent time becomes ineligible for continuation coverage under COBRA or further continuation coverage under the provisions of the Employer’s plan(s) consistent with COBRA, then the Employer shall be excused from any further obligation under this subsection to Employee (or to the dependent(s) of Employee thus becoming ineligible for COBRA continuation coverage, as the case may be).

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(B)	Employee acknowledges and agrees that accrued but unused paid time off entitlements due from Employer to Employee, if any, less applicable withholdings, will be paid to Employee by Employer by May 14, 2004.

(C)	Employee may exercise any stock options previously awarded to Employee by Employer and which have previously vested or will vest on or before April 23, 2004 in accordance with the terms of the applicable plan document(s) and the terms of such options, if employee chooses to do so.

(D)	Employee agrees to submit any claims Employee may have for reimbursement of expenses by the date Employee signs this Agreement or forty days after the Separation Date, whichever is later. The Employer will reimburse Employee for such expenses to the extent that the expenses claimed are proper and allowable under the Employer’s applicable policies. Employee understands and agrees that any expenses not submitted by Employee for reimbursement by the date Employee signs this Agreement or forty days after the Separation Date, whichever is later, will be disallowed and not reimbursed by the Employer.

(E)	Employee agrees to return to the Employer, within five (5) days after the effective date of this Agreement as specified in subsection 4(B), any and all tangible property, data and information of any kind that belongs to the Employer, including but not limited to documents, records and data in whatever format possessed or controlled, manuals, books, files, keys, credit cards, access cards, cellular telephones, personal electronic data devices, pagers, identification cards, materials, supplies, computer equipment and software, data storage disks and other media, and electronic transmissions and data whether or not now located or stored on or off the Employer’s property, premises or storage media.

(F)	The Employer shall not pay any of Employee’s membership dues or other charges regarding any professional organizations or country clubs after April 23, 2004.

(G)	All other benefits, and the continuation or cessation thereof, shall be handled, addressed and administered in accordance with the terms of the Employer’s plans, policies and procedures in effect on April 23, 2004.

4.	RIGHT TO REVOKE AND EFFECTIVE DATE.

(A)	This Agreement is being formally offered to Employee for Employee’s consideration on May 4, 2004. Employee is advised and hereby acknowledges that Employee will be allowed twenty-one (21) days after May 4, 2004 in which to determine whether to accept the terms offered by this Agreement and to sign this Agreement. Employee may, if Employee so chooses, sign this Agreement prior to the expiration of the 21-day period.

(B)	Employee may revoke this Agreement at any time within seven (7) days after Employee signs this Agreement. Such revocation shall be made by delivering written notice of such revocation to Christine M. Shimokawa, Vice-President and Manager of Human Resource Services, Commercial Federal Bank, 13220 California Street, Suite 200, Omaha, Nebraska 68154-5225, or by faxing such notice of revocation to Ms. Shimokawa at (402) 514-5484. Unless Employee timely revokes this Agreement by one of such methods, this Agreement shall become effective on the eighth day after Employee signs this Agreement.

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5. RELEASE. In consideration of the covenants, agreements, promises and recitals contained in this Agreement, Employee on behalf of Employee and Employee’s assigns, heirs, successors, and personal representatives, hereby knowingly and voluntarily releases and forever discharges the Employer, and each of the Employer’s past and present agents, employees, officers, directors, attorneys, predecessors, successors and assigns – all of such released parties being collectively referred to hereinafter as “Released Parties” – from any and all claims, damages, demands, liabilities, attorney fees and expenses of any nature whatsoever arising out of or relating in any way to Employee’s employment with the Employer and/or separation from that employment, whether known or unknown. This release shall include and extend to, without limitation, any and all claims, demands, and liabilities under, asserting, or pursuant to federal, state, or local laws, regulations, decisions, or ordinances generally, or prohibiting employment discrimination (including Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, and the Age Discrimination in Employment Act), or based upon any alleged tort or civil wrongdoing, breach of any contract, wrongful discharge, or any other alleged wrongdoing whatsoever. This release shall be construed broadly, it being the intent of the parties to fully compromise, settle and resolve any and all claims and potential claims of Employee against Released Parties and any of them, other than claims arising under any unemployment compensation law or workers’ compensation law or arising after Employee signs this Agreement.

EMPLOYEE UNDERSTANDS THAT IF EMPLOYEE SIGNS THIS AGREEMENT, EMPLOYEE WILL HAVE NO FURTHER CLAIMS OF ANY NATURE WHATSOEVER AGAINST THE EMPLOYER OR AGAINST ANY OTHER OF THE RELEASED PARTIES, EXCEPT FOR CLAIMS ARISING UNDER ANY UNEMPLOYMENT COMPENSATION LAW OR WORKERS’ COMPENSATION LAW AND CLAIMS WHICH FIRST ARISE AFTER EMPLOYEE SIGNS THIS AGREEMENT.

6. PROMISE NOT TO SUE. Employee promises and agrees that Employee will not initiate, or participate as a party plaintiff in, any lawsuit, claim, arbitration or other proceeding in any court, agency, or other forum against the Employer – or against any of the other Released Parties – based on, arising out of, or in connection with Employee’s employment by the Employer or Employee’s separation from that employment, other than claims arising under any unemployment compensation law or workers’ compensation law and claims arising after Employee signs this Agreement.

If Employee breaches this promise not to sue, then (A) the Employer shall be entitled to apply for and receive an injunction to restrain the breach of Employee’s promise not to sue, (B) the Employer shall not be obligated to continue payment of any Separation Amount to Employee or to continue to provide any Separation Benefits to Employee under Section 2 of this Agreement, (C) Employee shall be obligated upon demand to repay to the Employer all but $100 of the Separation Amount paid to Employee and to repay the costs of the Separation Benefits paid or made available to Employee by Employer, and (D) Employee will be obligated to pay to the Employer its costs and expenses in enforcing this Agreement and defending against such lawsuit or proceeding (including court costs, expenses and reasonable attorney fees). Employee further agrees that the foregoing promises in this Section 6 shall not affect the validity of this Agreement and shall not be deemed to be a penalty or a forfeiture.

This promise not to sue does not prohibit Employee from filing a charge with the U.S. Equal Employment Opportunity Commission or with any of its state or local counterpart agencies. However, Employee waives and releases Employee’s right to any monetary recovery and to any other relief or remedy should any federal, state, or local administrative agency pursue any claim or claims on Employee’s behalf arising out of or related to Employee’s employment and/or separation from employment by the Employer and/or by any of the other Released Parties. Employee also represents that Employee has not suffered any on-the-job injury or contracted any occupational disease or illness for which Employee has not already filed a claim.

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The waiver and release set forth in Section 5 and the promise not to sue set forth in this Section 6 shall not be interpreted to prohibit Employee from seeking any benefits to which Employee might otherwise be legally entitled under any unemployment compensation law or workers’ compensation law.

7.	FUTURE EMPLOYMENT, CONFIDENTIAL INFORMATION, COOPERATION OF AND DISCLOSURES BY EMPLOYEE.

(A)	Employee hereby waives any entitlement Employee may have or claim to have to employment or future employment by the Employer or by any of the other Released Parties.

(B)	Employee agrees that Employee will not disclose, disseminate, or use any confidential or proprietary information or data of the Employer or concerning the Employer’s employees, operations, customers, existing or contemplated products or services, pricing policies, marketing and hiring techniques, financial information, costs, profits, sales, confidential plans of any nature, or other confidential or proprietary information or data of any kind, in any future employment, self-employment or otherwise. This subsection 7(B) will preclude Employee from using and disclosing only “confidential or proprietary information or data” of the Employer, which shall be interpreted to mean information and data that the Employer reasonably seeks to retain and preserve as confidential and has not publicly disclosed.

(C)	Employee agrees that during the period in which the Employer is making payments of the Separation Amount to Employee, Employee will, if Employer so requests, reasonably cooperate with and assist Employer in the prosecution or defense of any pending, threatened or contemplated litigation, arbitration, administrative proceeding, or other contested or adversarial proceeding involving the Employer or the Employer’s interests. The Employer agrees to reimburse Employee, or at the Employer’s option advance to Employee, any reasonable expenses that are necessarily incurred by Employee in providing such requested cooperation and assistance. This is not intended to prevent Employee from seeking or obtaining full-time employment or self-employment during the period in which the Employer is making payments of the Separation Amount to Employee, and the Employer agrees that it will not require assistance or cooperation from Employee that would be unnecessarily burdensome on Employee or that would unnecessarily interfere to an unreasonable extent with any employment or self-employment of Employee.

(D)	Employee agrees that if the Employer discovers that Employee has engaged in any conduct that the Employer reasonably deems to be in material violation of its policies, ethical standards or practices of operation, the Employer may immediately cease and terminate any and all further payments of any Separation Amount and Separation Benefits provided for in this Agreement and may also seek any additional remedies available to the Employer in law or equity. In any such event, Employee shall be allowed to retain One-Hundred Dollars of the Separation Amount – or, if Employer has not previously paid any portion of the Separation Amount to Employee, Employer shall pay such One-Hundred Dollars to the Employee – as consideration for the other provisions of this Agreement.

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8.	NON-SOLICITATION PROVISION; BREACH.

(A)	Non-Solicitation Provision. As a material inducement to Employer’s offer of this Agreement to Employee, Employee agrees that Employee will not – at any time prior to June 30, 2005, without the written consent of the Chairman of the Board of Directors of CFB – directly or indirectly, on Employee’s own behalf or on behalf of any other person or business entity, solicit, divert or hire away from CFB, or attempt to solicit, divert or hire away from CFB, or assist or provide information that is of assistance in soliciting, diverting or hiring away from CFB, any person who was a full-time or part-time employee of CFB on April 22, 2004, regardless of whether such person’s employment by CFB was pursuant to a written agreement and regardless of whether such person’s employment by CFB was for a definite period of time or at will. For purposes of this subsection, if any person who was a full-time or part-time employee of CFB on April 22, 2004 becomes, prior to June 30, 2005, an employee of (or provider of contract services to) any person or business entity who then employs Employee, it shall be deemed established that Employee has violated this provision unless Employee proves by clear and convincing evidence that Employee did not violate this provision and did not in any manner or respect participate in any attempt or effort to solicit, divert or hire such person away from CFB.

(B)	Breach. If Employee breaches any provision of this Section 8, Employer shall not be obligated to continue paying to Employee any further portion of the Separation Amount described in Section 2 of this Agreement, and shall not be obligated to continue contributing to the cost of Employee’s and Employee’s dependents’ continued health and/or dental insurance as described in Section 2 of this Agreement.

9.	PROMISE OF CONFIDENTIALITY.

(A)	Except as provided in the following Subsection 9(B), Employee agrees and promises that Employee and Employee’s attorneys, representatives and successors will keep the financial terms of this Agreement completely confidential.

(B)	The financial terms of this Agreement may be disclosed by Employee, Employee’s attorneys, representatives and successors as follows, and such disclosures shall not violate the promise of confidentiality stated above: (1) to Employee’s spouse, if any, and to Employee’s attorney(s), representative(s), and tax return preparer(s) or advisor(s), provided that they first agree that they will not further disclose any such information inconsistently with the provisions of this Section 9; (2) to a governmental agency having a legitimate interest in obtaining such information; (3) as required under penalty of law or legal process; (4) as required or reasonably necessary for Employee to prosecute or defend any legal action or claim; (5) as necessary for Employee or Employee’s attorneys to comply with a subpoena or court order, or as required by or in discovery proceedings in litigation or administrative proceedings; and (6) as reasonably necessary to implement, perform or enforce this Agreement. It is understood that, if other persons hereafter inquire of Employee or Employee’s representative(s), they may respond by stating, “All matters between Employee and Commercial Federal were (or have been) satisfactorily resolved.” Any such response (or substantially equivalent response), without any further elaboration, will not be deemed to be a violation of the above promise of confidentiality.

(C)	If Employee breaches the promise of confidentiality set forth in this Section 9 and if the Employer demonstrates the existence of such breach by clear and convincing evidence, then the Employer shall be entitled to any remedies available to it and Employee shall be further obliged and required to return to the Employer all but One-Hundred Dollars of any Separation Amount paid to Employee under Section 2 of this Agreement.

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10.	NONDISPARAGEMENT. Employee agrees and promises not to make any disparaging remarks about or references to the Employer or any of the other Released Parties described in Section 5 of this Agreement. If Employee breaches this promise and if the Employer demonstrates the existence of such breach by clear and convincing evidence, then the Employer and any of the other Released Parties shall be entitled to any remedies available to them and Employee shall be further obliged and required to return to the Employer all but One-Hundred Dollars of any Separation Amount paid to Employee under Section 2 of this Agreement.

Nothing in this Agreement shall be interpreted to prohibit or restrict Employee from providing truthful information concerning Employee’s employment, the business of the Employer, or the business of any of the other Released Parties, to any governmental or regulatory authority or agency, or as may be required by legal process.

11.	ACKNOWLEDGEMENTS. Employee acknowledges and represents as follows:

(A)	This Agreement constitutes an agreement that is legally binding on Employee and that is enforceable in accordance with its terms.

(B)	Employee has had ample opportunity to review this Agreement. Further, Employee has had ample opportunity, prior to signing this Agreement, to consult with an attorney of Employee’s own choosing regarding the terms, conditions and ramifications of this Agreement, and the Employer has advised and encourages Employee to do so. Employee has in fact consulted with an attorney of Employee’s own choosing in that regard and for that purpose, or Employee freely and voluntarily has elected not to do so.

(C)	Employee is entering into this Agreement knowingly, voluntarily, and of Employee’s own free will and Employee is not under any duress or undue influence.

(D)	Employee has read and understands this Agreement. Employee acknowledges and understands that by signing this Agreement, Employee is releasing and waiving any and all claims against the Employer and the other Released Parties that arise out of Employee’s employment by the Employer and Employee’s separation from that employment, other than claims arising under any unemployment compensation law or workers’ compensation law and claims arising after Employee signs this Agreement.

12. NO ADMISSION OF LIABILITY. Employee agrees that this Agreement will not be considered an admission of liability or of any wrongdoing on the part of the Employer or on the part of any of the other Released Parties. Employee also agrees that Employee will not attempt to offer this Agreement as evidence of any such admission and that it will not be admissible in evidence as any such admission.

13. ENTIRE AGREEMENT: BINDING EFFECT. This Agreement constitutes the entire agreement between the parties and shall bind and inure to the benefit of Employee and of each of the Released Parties, and their respective successors, heirs and legal representatives.

14. SEVERABILITY. In the event a court of competent jurisdiction determines that one or more of the clauses of this Agreement are unenforceable, such clause(s) shall be severed from the Agreement, and the balance of the Agreement shall remain in full force and effect.

15. APPLICABLE LAW. This Agreement is granted and shall be governed by and construed in accordance with the laws of the State of Nebraska.

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16. AUTHORITY OF CFB TO ENFORCE FOR THE EMPLOYER. CFB shall be entitled to assert and enforce this Agreement in its own name for itself and for each and every other entity comprising the Employer, and CFB shall be the only necessary party to any action initiated by the Employer to assert or enforce the rights of the Employer under this Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date this Agreement is signed below by Employee.

Date: May 5, 2004	/s/ Robert J. Hutchinson
Robert J. Hutchinson

Commercial Federal Corporation,
a Nebraska corporation

Date: May 5, 2004	By:	/s/ William A. Fitzgerald
William A. Fitzgerald
Chairman and Chief Executive Officer

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